September 13, 2019

C. Christopher Gaut
President, Chief Executive Officer, and Chairman of the Board
FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064

       Re: FORUM ENERGY TECHNOLOGIES, INC.
           Registration Statement on Form S-3
           Filed September 9, 2019
           File No. 333-233678

Dear Mr. Gaut :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    James B. Marshall